SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of December 2009

JACADA LTD.
(Translation of registrant’s name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X    Form 40-F __

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 1. Minutes of Annual General Meeting dated December 22, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

By:	/s/ ROBERT C. ALDWORTH
Name:	Robert C. Aldworth
Title:	Chief Financial Officer

Dated: December 23, 200 9

MINUTES OF THE ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF
JACADA LTD.

(THE "COMPANY")

HELD ON DECEMBER 22, 2009

Mr. Gideon Hollander called the Annual General Meeting (the "Meeting") to order at 09:00 AM (Israeli Time) at the offices of the Company, 11 Galgalei Haplada Street, Herzliya 46722, Israel, after an advanced written notice was given in accordance with the Company's Articles of Association (the "Articles") to all the Company's shareholders of record as of November 12, 2009. Mr. Hollander called the roll and announced the presence of the shareholders present at the Meeting in person or by proxy. Present in person or by proxy were shareholders holding, in the aggregate, 10,440,829 Ordinary Shares, par value NIS 0.01 per share of the Company, constituting 63% of the voting power of the Company.

Mr. Hollander declared that the Meeting could be lawfully held and that a quorum, pursuant to Article 26(b) of the Articles, is present.

Mr. Hollander was appointed as Chairman of the Meeting in accordance with Article 27 of the Articles.

THE AGENDA:

1.
To re-elect Mr. Avner Atsmon and Mr. Ohad Zuckerman to the Board of Directors of the Company (the “Board”) to serve as Class I Directors and as an External Directors (as defined in the Israeli Companies Law - 1999)for a term of three years each;

2.	To re-elect Mr. Dan Falk to the Board to serve for an additional term of one year;

3.	To approve the grant of options to the Company’s directors to purchase Company’s ordinary shares;

4.	To approve amendments to the Company’s 1999 and 2003 Share Option and Incentive Plans;

5.
To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2009 and for such additional period until the next Annual Shareholders’ Meeting, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board and;

6.	To receive and consider the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2008.

THE MEETING

The Chairman then presented for consideration of the shareholders the following resolutions, all of which were duly adopted as indicated below:

1.
RESOLVED, that Mr. Avner Atsmon be, and he hereby is, re-elected to serve as a Class I Director and as an external director of the Company for an additional term of three years, until the third Annual General Meeting following this Meeting.

For: 10,283,784 shares constituting 98.50% of the shares voting on this resolution.
Against: 147,714 shares constituting 1.41% of the shares voting on this resolution.
Abstain: 9,331 shares constituting 0.09% of the shares voting on this resolution.

2.
RESOLVED, that Mr. Ohad Zuckerman be, and he hereby is, re-elected to serve as a Class I Director and as an external director of the Company for an additional term of three years, until the third Annual General Meeting following this Meeting.

For: 10,283,884 shares constituting 98.50% of the shares voting on this resolution.
Against: 147,614 shares constituting 1.41% of the shares voting on this resolution.
Abstain: 9,331 shares constituting 0.09% of the shares voting on this resolution.

3.
RESOLVED, that Mr. Dan Falk be, and he hereby is, re-elected to serve as an Unclassified Director of the Company for an additional term of one year, until the Annual General Meeting following this Meeting.

For: 10,284,684 shares constituting 98.50% of the shares voting on this resolution.
Against: 147,114 shares constituting 1.41% of the shares voting on this resolution.
Abstain: 9,031 shares constituting 0.09% of the shares voting on this resolution.

4.
RESOLVED, to approve the grant of options to purchase 7,500 ordinary shares of the Company to every Company director for each year in which any such director continues to serve on the Company’s Board. All such Option grants will be governed by the Company’s stock option plans with (i) a vesting period of 3 years (provided that if Company is to be consolidated with or acquired by another entity or otherwise experience a change of control in a merger, sale of all or substantially all of the Company’s shares or assets, then such Options which are outstanding and unvested at such time shall, immediately upon the consummation of such transaction,  become fully vested and exercisable), (ii) an exercise period until the second anniversary of the termination of such director’s service with the Company and (iii) an exercise price equal to the fair market value of the Company’s price per share on the date of the options grant.

For: 10,090,251 shares constituting 96.64% of the shares voting on this resolution.
Against: 345,661 shares constituting 3.31% of the shares voting on this resolution.
Abstain: 4,917 shares constituting 0.05% of the shares voting on this resolution.

5.
RESOLVED, to approve and adopt in all respects the Amendment No. 2 to the Jacada Ltd. 1999 Share Option and Incentive Plan, in the form attached as Appendix A, and the Amendment No. 1 to the Jacada Ltd. 2003 Share Option and Incentive Plan, in the form attached as Appendix B to these minutes.

For: 10,056,290 shares constituting 96.32% of the shares voting on this resolution.
Against: 379,322 shares constituting 3.63% of the shares voting on this resolution.
Abstain: 5,217 shares constituting 0.05% of the shares voting on this resolution.

6.
RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, be, and they hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2009 and for such additional period until the next Annual Shareholders’ Meeting, such re-appointment having been previously approved by the Audit Committee. The Board be, and it hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee.

For: 10,104,420 shares constituting 96.78% of the shares voting on this resolution.
Against: 206,859 shares constituting 1.98% of the shares voting on this resolution.
Abstain: 129,550 shares constituting 1.24% of the shares voting on this resolution.

IN WITNESS WHEREOF, all the aforementioned resolutions were duly adopted in accordance with the Articles of Association of the Company and all requirements prescribed by applicable law.

       There being no further business the Meeting was adjourned.

                               /s/ Gideon Hollander
                               -----------------------
                               Chairman - Gideon
                                Hollander

APENDIX A

AMENDMENT NO. 2 TO THE

JACADA LTD.

FORM OF 1999 SHARE OPTION AND INCENTIVE PLAN

THIS AMENDMENT NO. 2 (the “Amendment”) to the JACADA LTD. FORM OF 1999 SHARE OPTION AND INCENTIVE PLAN (the “Plan”) is made as of this 22 day of December, 2009.

Unless otherwise defined herein, capitalized terms shall have the meanings ascribed to them under the Plan.

WHEREAS, in accordance with Section 12 of the Plan, the Plan shall terminate on December 31, 2009; and

WHEREAS, the Company currently maintains a 2003 Share Option and Incentive Plan adopted by the Company’s Board of Directors on February 4, 2003; and

WHEREAS, subject to the requisite approvals of the Company’s Board of Directors and shareholders, the Company wishes to amend and supplement the Plan such that as of the termination thereof, any then unallocated shares reserved thereunder and any shares or options which shall otherwise expire, be forfeited, cancelled or terminated pursuant to their terms subsequent to the termination of the Plan, shall be returned to the “pool” of reserved shares under the 2003 Share Option and Incentive Plan and be available for grants thereunder, as more fully set forth herein.

NOW, THEREFORE, the Plan is hereby amended and supplemented as follows:

1.	Section 6. Section 6 of the Plan shall be replaced in its entirety with the following section, to read as follows:

“SHARES RESERVED FOR 1999 PLAN

Subject to adjustment as provided in Paragraph 8 hereof, a total of 3,600,000 Ordinary Shares, NIS 0.01 par value per share, of the Company (“Shares”) shall be subject to the 1999 Plan.  The Shares subject to the 1999 Plan hereby are reserved for sale for such purpose.  Any of such Shares which may remain unsold and which are not subject to outstanding options at the termination of the 1999 Plan shall cease to be reserved for the purpose of the 1999 Plan and shall be automatically, and without any further action on the part of the Company or any optionee, reserved for purposes of grants of awards under the Company’s 2003 Share Option and Incentive Plan (the “2003 Plan”), but until such termination of the 1999 Plan the Company shall at all times reserve a sufficient number of shares to meet the requirements of the 1999 Plan.  Should any Option for any reason expire or be canceled, terminated or forfeited, for any reason, prior to its exercise or relinquishment in full, the shares theretofore subject to such Option may again be subjected to an Option under the 1999 Plan, and if such expiration, cancellation, termination or forfeiture occurs at any time after the termination of the 1999 Plan, then the shares theretofore subject to such Options shall be, automatically, and without any further action on the part of the Company or any optionee, subject to the 2003 Plan and be available for grants of stock options and other awards thereunder.”

2.
Survival of Provisions. Except as otherwise amended and supplemented hereby, which amendments shall have effect on the entire Plan, the provisions of the Plan shall remain in full force and effect. This Amendment shall be deemed for all intents and purposes as an integral part of the Plan.

3.	Governing Law. This Amendment shall be construed and governed in accordance with the laws of the State of Israel, without giving effect to the principles of conflict of laws.

APPENDIX B

AMENDMENT NO. 1 TO THE

JACADA LTD.

2003 SHARE OPTION AND INCENTIVE PLAN

THIS AMENDMENT NO. 1 (the “Amendment”) to the JACADA LTD. 2003 SHARE OPTION AND INCENTIVE PLAN (the “Plan”) is made as of this 22 day of December, 2009.

Unless otherwise defined herein, capitalized terms shall have the meanings ascribed to them under the Plan.

WHEREAS, the Company currently maintains a 1999 Share Option and Incentive Plan (the “1999 Plan”), which pursuant to Section 12 thereof shall terminate on December 31, 2009; and

WHEREAS, subject to the requisite approvals of the Company’s Board of Directors and shareholders, the Company wishes to amend and supplement the Plan such that as of the termination of the 1999 Plan, any then unallocated shares reserved thereunder and any shares or options which shall otherwise expire, be forfeited, cancelled or terminated pursuant to their terms after termination of the 1999 Plan, shall be returned to the “pool” of reserved shares under the Plan and be again available for grants thereunder, as more fully set forth herein.

NOW, THEREFORE, the Plan is hereby amended and supplemented as follows:

1.	Section 6. Section 6 of the Plan shall be replaced in its entirety with the following section, to read as follows:

“SHARES RESERVED FOR 2003 PLAN

Subject to adjustment as provided in Paragraph 8 hereof, an initial number of 2,000,000 Ordinary Shares, NIS 0.01 par value per share, of the Company (“Shares”) shall be subject to the 2003 Plan.  The Shares subject to the 2003 Plan hereby are reserved for sale for such purpose.  Any of such Shares which may remain unsold and which are not subject to outstanding options at the termination of the 2003 Plan shall cease to be reserved for the purpose of the 2003 Plan, but until termination of the 2003 Plan the Company shall at all times reserve a sufficient number of shares to meet the requirements of the 2003 Plan.  Should any Option for any reason expire or be canceled prior to its exercise or relinquishment in full, the shares theretofore subject to such Option may again be subjected to an Option under the 2003 Plan.

In addition, any shares reserved under the Company’s 1999 Share Option and Incentive Plan (the “1999 Plan”), which remain available for grant upon termination of the 1999 Plan or which shall otherwise expire, be cancelled, terminated or forfeited, in accordance with their terms, at any time after the termination of the 1999 Plan, shall automatically, and without any further action on the part of the Company or any optionee, be reserved hereunder as “Shares” for purposes of the 2003 Plan (but until termination of the 2003 Plan) and be again available for grants of stock options and other awards hereunder.”

2.
Survival of Provisions. Except as otherwise amended and supplemented hereby, which amendments shall have effect on the entire Plan, the provisions of the Plan shall remain in full force and effect. This Amendment shall be deemed for all intents and purposes as an integral part of the Plan.

3.	Governing Law. This Amendment shall be construed and governed in accordance with the laws of the State of Israel, without giving effect to the principles of conflict of laws.